UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

TERREMARK WORLDWIDE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

881448203

(CUSIP Number)

Anneke Westbroek

Flevolaan 41A

1411 KC NAARDEN

P.O. Box 5081

1410 AB NAARDEN

The Netherlands

+31 35 695 9090

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Alex Bafi, Esq.

Herbert Smith LLP

Exchange House

Primrose Street

London EC2A 2HS

United Kingdom

+44 20 7374 8000

January 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10553M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,074,845(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,074,845(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,074,845(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Persons own 10,074,485 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 66,259,263 common shares of Common Stock of Terremark Worldwide, Inc. outstanding as of October 23, 2010, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010.

CUSIP No. 10553M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments GP I B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,074,845(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,074,845(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,074,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Persons own 10,074,485 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 66,259,263 common shares of Common Stock of Terremark Worldwide, Inc. outstanding as of October 23, 2010, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010.

CUSIP No. 10553M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CF I Invest C.V. (f/k/a Cyrte Fund I C.V.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,074,845(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,074,845(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,074,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Persons own 10,074,485 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 66,259,263 common shares of Common Stock of Terremark Worldwide, Inc. outstanding as of October 23, 2010, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010.

CUSIP No. 10553M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,074,845(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,074,845(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,074,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Persons own 10,074,485 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 66,259,263 common shares of Common Stock of Terremark Worldwide, Inc. outstanding as of October 23, 2010, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010.

CUSIP No. 10553M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva Group Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,074,845(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,074,845(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,074,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Persons own 10,074,485 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 66,259,263 common shares of Common Stock of Terremark Worldwide, Inc. outstanding as of October 23, 2010, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010.

CUSIP No. 10553M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva International Insurance Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,074,845(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,074,845(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,074,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Persons own 10,074,485 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 66,259,263 common shares of Common Stock of Terremark Worldwide, Inc. outstanding as of October 23, 2010, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010.

CUSIP No. 10553M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva Insurance Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Scotland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,074,845(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,074,845(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,074,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Persons own 10,074,485 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 66,259,263 common shares of Common Stock of Terremark Worldwide, Inc. outstanding as of October 23, 2010, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010.

CUSIP No. 10553M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aviva International Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,074,845(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,074,845(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,074,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Persons own 10,074,485 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 66,259,263 common shares of Common Stock of Terremark Worldwide, Inc. outstanding as of October 23, 2010, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010.

CUSIP No. 10553M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CGU International Holdings B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,074,845(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,074,845(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,074,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Persons own 10,074,485 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 66,259,263 common shares of Common Stock of Terremark Worldwide, Inc. outstanding as of October 23, 2010, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010.

CUSIP No. 10553M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Delta Lloyd N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,074,845(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,074,845(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,074,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  The Reporting Persons own 10,074,485 shares of Common Stock of Terremark Worldwide, Inc.

(2) The calculation of the foregoing percentage is based on 66,259,263 common shares of Common Stock of Terremark Worldwide, Inc. outstanding as of October 23, 2010, as reported on the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010.

Item 1.	Security and Issuer

This Amendment No. 9 to the statement on Schedule 13D (this “Amendment”) filed with the Securities and Exchange Commission on December 13, 2006, as amended on January 23, 2007, February 9, 2007, February 21, 2007, March 6, 2007, March 20, 2007, March 28, 2007, May 2, 2007, and October 9, 2007, relates to 10,074,845 shares of Common Stock (the “Shares”) of Terremark Worldwide, Inc.  (the “Company”).  The Company’s principal offices are located at One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800, Miami, Florida.

Item 2.	Identity and Background

(a), (b) and (c) This Amendment is being filed jointly by (i) Aviva plc, a public limited company organized under the laws of England and Wales, (ii) Aviva Group Holdings Limited, a limited liability company organized under the laws of England and Wales; (iii) Aviva International Insurance Limited, a limited liability company organized under the laws of England and Wales; (iv) Aviva Insurance Limited, a limited liability company organized under the laws of Scotland; (v) Aviva International Holdings Limited, a limited liability company organized under the laws of England and Wales; (vi) CGU International Holdings B.V., a limited liability company organized under the laws of The Netherlands; (vii) Delta Lloyd N.V., a limited liability company organized under the laws of The Netherlands; (viii) Cyrte Investments B.V. (“Cyrte Investments”), a limited liability company organized under the laws of The Netherlands; (ix) Cyrte Investments GP I B.V. (“Cyrte Investments GP”), a limited liability company organized under the laws of The Netherlands; and (x) CF I Invest C.V. (f/k/a Cyrte Fund I C.V. and hereinafter, “CF Invest”), a limited partnership organized under the laws of The Netherlands (collectively, the “Reporting Persons”). Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited and CGU International Holdings B.V. are referred to herein as the “Aviva Reporting Persons”.

Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited. Aviva Group Holdings Limited owns all of the outstanding share capital of Aviva International Insurance Limited. Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited. Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited. Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings B.V. CGU International Holdings B.V. owns 53.9% of the outstanding share capital of Delta Lloyd N.V. Delta Lloyd N.V. owns 85% of the share capital of Cyrte Investments. Cyrte Investments is the manager of the investment portfolio held by CF Invest and owner of all of the outstanding capital stock of Cyrte Investments GP. Cyrte Investments GP is the general partner of CF Invest.

The name, business address, business activity and present principal occupation or employment of each director, officer or general partner of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.

The principal business of each of the Aviva Reporting Persons and Delta Lloyd N.V. is insurance services. The principal business of Cyrte Investments is investment management. Cyrte Investments GP’s principal business is to act as the general partner of CF Invest. CF Invest is an investment fund; its principal business is to invest in listed and non-listed equity securities in the technology, media and telecommunication sectors.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of persons listed on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each director or general partner of the Reporting Persons who is a natural person is set forth in Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration
CF Invest obtained the funds to purchase the Shares from capital contributions made to its working capital by its limited partners, Stichting Pensioenfonds Zorg en Welzijn and Flevo Investors B.V..

Item 4.	Purpose of Transaction

CF Invest, represented by its general partner, Cyrte Investments GP, entered into a Tender and Support Agreement with Verizon Communications Inc., a Delaware corporation (“Parent”), and Verizon Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”) dated as of  January 27, 2011 (the “Support Agreement”).  Pursuant to the Support Agreement, CF Invest has agreed, among other things, subject to the termination of the Support Agreement:

(i)                                     to tender the Shares it owns pursuant to the Offer (as defined in the Agreement and Plan of Merger, dated as of January 27, 2011, by and between, the Company, Parent and Purchaser and reported on the Company’s current report on Form 8-K filed January 27, 2011  (the “Merger Agreement”), promptly after the commencement of the Offer, and to not withdraw the Shares from the Offer;

(ii)                                  subject to certain exceptions, to vote its Shares in support of the Merger (as defined in the Merger Agreement) in the event stockholder approval is required to consummate the Merger;

(iii)                               to vote its Shares against any action or agreement it knows or reasonably believes would result in a breach of any representation, warranty, covenant or agreement of the Company in the Merger Agreement, if such action would result in the failure of a condition of Parent or Purchaser to consummate the Merger;

(iv)                              to vote against any takeover proposal by an entity other than Parent, Purchaser or their subsidiaries;

(v)                                 to vote against any action or agreement that is intended or reasonably expected to prevent, impede, interfere with or delay the Offer or the Merger,

(vi)                              to waive and not exercise its appraisal rights,

(vii)                           not to, directly or indirectly, dispose of any of its Shares, deposit its shares in a voting trust or grant any proxies with respect to its shares, or take any actions that would make any of its representations or warranties under the Support Agreement materially untrue or have the effect of making it unable to perform its duties under the Support Agreement; and

(viii)                        to consent to Parent and Purchaser publishing and disclosing its identity and the nature of its commitments, agreements and undertakings under the Support Agreement.

The Support Agreement will terminate automatically upon the earlier of the termination of the Merger Agreement, the effective time of the Merger or upon the mutual written consent of Parent, Purchaser and CF Invest.  CF Invest shall have the right to terminate the support agreement immediately following: (i) any decrease in consideration payable in the Offer or the Merger; (ii) any change to the form of consideration payable in the Offer or the Merger to include a non-publicly-traded security; (iii) the first anniversary date of the Support Agreement; or (iv) any reduction of the Minimum Condition (as defined in the Merger Agreement) to less than 50% of the Shares then outstanding.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached as Exhibit 99.6 to this Amendment and is incorporated herein by reference.

Except as described in this Amendment, none of the Reporting Persons has any present plan or proposal that relates to, or could result in any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2010, there were 66,259,263 Shares outstanding as of October 23, 2010.  Cyrte Investments GP directly owns 10,074,845 Shares, which represent 15.2% of the Shares outstanding as of October 23, 2010.  None of the Aviva Reporting Persons Delta Lloyd N.V., Cyrte Investments and CF Invest directly own any Shares.  However each of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and CF Invest may be deemed to be beneficial owners, as well as share the power to vote and dispose, of the Shares directly owned by Cyrte Investments GP by virtue of the fact that:

Aviva plc owns all of the outstanding share capital of Aviva Group Holdings Limited,  Aviva Group Holdings Limited owns all of the outstanding share capital of Aviva International Insurance Limited,  Aviva International Insurance Limited owns all of the outstanding share capital of Aviva Insurance Limited,  Aviva Insurance Limited owns all of the outstanding share capital of Aviva International Holdings Limited,  Aviva International Holdings Limited owns all of the outstanding share capital of CGU International Holdings B.V.,  CGU International Holdings B.V. owns 53.9% of the outstanding share capital of Delta Lloyd N.V., Delta Lloyd N.V. owns 85% of the share capital of Cyrte Investments, Cyrte Investments is the manager of the investment portfolio held by CF Invest and owner of all of the outstanding capital stock of Cyrte Investments GP and  Cyrte Investments GP is the general partner of CF Invest.  Each of the Aviva Reporting Persons, Delta Lloyd N.V., Cyrte Investments and CF Invest disclaims beneficial ownership of such Shares for all other purposes.

(c) During the past 60 days, none of the Reporting Persons has bought or sold Shares of the Company.

(d) The limited partners of CF Invest, being Stichting Pensioenfonds Zorg en Welzijn and Flevo Investors B.V., will have the benefit of any dividends from, or proceeds from the sale of, the Shares of the Company owned by Cyrte Investments GP, subject to certain fee arrangements.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The description of the Support Agreement set forth in Item 4 above, and the Support Agreement incorporated therein are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1

Agreement of Joint Filing among Cyrte Investments B.V., Cyrte Investments GP I B.V., CF I Invest C.V., Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited, Aviva International Holdings Limited, CGU International Holdings B.V. and Delta Lloyd N.V., dated as of February 1, 2011.

99.2

Power of Attorney granted on January 10, 2011, granting power of attorney to Anneke Westbroek, Peter Veldman and Peter Knoeff to sign on behalf of Cyrte Investments B.V., Cyrte Investments GP I B.V., CF I Invest C.V., Cyrte Investments GP III B.V. and Cyrte Fund III B.V..

99.3

Power of Attorney granted December 17, 2010 granting power of attorney to Angus Eaton, Neil Harrison and Joanne Jolly to sign on behalf of Aviva plc, Aviva Group Holdings Limited, Aviva International Insurance Limited, Aviva Insurance Limited and Aviva International Holdings Limited.

99.4	Power of Attorney granted on December 17, 2010 granting power of attorney to Angus Eaton, Neil Harrison and Joanne Jolly to sign on behalf of CGU International Holdings B.V..

99.5	Power of Attorney granted on January 11, 2011, granting power of attorney to Peter Knoeff, Ton Rossenaar, Peter van den Dam, Huug Laoh and Stephanie Pirlot to sign on behalf of Delta Lloyd N.V.

99.6

Tender and Support Agreement among, Verizon Communications Inc., Verizon Holdings Inc. and Cyrte Investments GP I B.V., in its capacity as general partner of CF I Invest C.V. dated as of January 27, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2011
Date
/s/ Anneke Westbroek
Signature
Cyrte Investments B.V., by Anneke Westbroek attorney-in-fact*

February 1, 2011
Date
/s/ Anneke Westbroek
Signature
Cyrte Investments GP I B.V., Anneke Westbroek by attorney-in-fact*

February 1, 2011
Date
/s/ Anneke Westbroek
Signature
CF I Invest C.V., by Anneke Westbroek attorney-in-fact*

February 1, 2011
Date
/s/ Neil Harrison
Aviva plc, by Neil Harrison attorney-in-fact**

February 1, 2011
Date
/s/ Neil Harrison
Signature
Aviva Group Holdings Limited by Neil Harrison attorney-in-fact**

February 1, 2011
Date
/s/ Neil Harrison
Signature
Aviva International Insurance Limited by Neil Harrison attorney-in-fact**

February 1, 2011
Date
/s/ Neil Harrison
Signature
Aviva Insurance Limited by Neil Harrison attorney-in-fact**

February 1, 2011
Date
/s/ Neil Harrison
Signature
Aviva International Holdings Limited by Neil Harrison attorney-in-fact**

February 1, 2011
Date
/s/ Neil Harrison
Signature
CGU International Holdings B.V. by Neil Harrison attorney-in-fact***

February 1, 2011
Date
/s/ H.P. Laoh
Signature
Delta Lloyd N.V., by H.P. Laoh attorney-in-fact****

*Signed pursuant to power of attorney dated January 10, 2011, included as Exhibit 99.2 to this Amendment No. 9 to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2006.

** Signed pursuant to power of attorney dated December 17, 2010 included as Exhibit 99.3 to this Amendment No. 9 to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2006.

*** Signed pursuant to power of attorney dated December 17, 2010, included as Exhibit 99.4 to this Amendment No. 9 to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2006.

**** Signed pursuant to power of attorney dated January 11, 2011, included as Exhibit 99.5 to this Amendment No. 9 to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2006.

SCHEDULE I

The name, business address, business activity, present principal occupation or employment and, if a natural person, citizenship of each director, officer or general partner of the Reporting Persons are set forth in Schedule I hereto, which is incorporated herein by reference.

Cyrte Investments B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Botman, Franciscus Johannes	Flevolaan 41A, 1411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Director (bestuurder) and Chairman of Management Board	Director (bestuurder)	The Netherlands
Knoeff, Peter André	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Hoek, Nicolaas Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Roozen, Emilius Alfonsus Anthonius	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Krant, Joseph	Dreeftoren 5th floor Haaksbergweg 11 1101 BP Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands

Cyrte Investments GP I B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Cyrte Investments B.V.	Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Investment management	Investment management; sole director (bestuurder) of Cyrte Investments GP I B.V.	Not applicable

CF I Invest C.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Cyrte Investments GP I B.V.	Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands	Investment management	Investment management; general partner of CF I Invest C.V.	Not applicable

Aviva plc

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Francis, Mary Elizabeth	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Goeltz, Richard Karl	St Helen’s, 1 Undershaft, London EC3P 3DQ	Senior Independent Director	Senior Independent Director	United States
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Piwnica, Carole	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	Belgium
Sharman, Colin Morven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Chairman	Chairman	United Kingdom
Van de Walle, Leslie	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	France
Walls, John Russell Fotheringham	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Machell, Simon Christopher	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Ainley, John David	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Dromer, Alain Henri Pierre	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	France
Hodges, Mark Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Director	Executive Director	United States
Mackenzie, Amanda Felicity	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Wheway, Jonathan Scott	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	United Kingdom
Hoskins, Richard	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Goh, Euleen Yiu Kiang	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	Singapore
Hawker, Michael John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Non exec. Director	Non exec. Director	Australia
Spencer, Robin Lloyd	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Committee Member	Executive Committee Member	United Kingdom
Regan, Patrick Charles	St Helen’s, 1 Undershaft, London EC3P 3DQ	Executive Director	Executive Director	United Kingdom

Aviva Group Holdings Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Regan, Patrick Charles	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Aviva International Insurance Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	St Helen’s, 1Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Regan, Patrick Charles	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Harris, Timothy Walter	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Spencer, Robin Lloyd	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Cote, Diane Fabienne Marie	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	France

Aviva Insurance Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Moss, Andrew John	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Regan, Patrick Charles	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Harris, Timothy Walter	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Spencer, Robin Lloyd	Pitheavlis, Perth PH2 0NH	Director	Director	United Kingdom
Cote, Diane Fabienne Marie	Pitheavlis, Perth PH2 0NH	Director	Director	France

Aviva International Holdings Limited

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hodges, Mark Steven	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Mayer, Igal Mordeciah	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United States
Moss, Andrew John	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Regan, Patrick Charles	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Machell, Simon Christopher	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

CGU International Holdings B.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Harris, Timothy	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom
Cooper, Kirstine Anne	St Helen’s, 1 Undershaft, London EC3P 3DQ	Director	Director	United Kingdom

Delta Lloyd N.V.

Name	Business address	Business activity	Present principal occupation or employment	Citizenship
Hoek, Nicolaas Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Roozen, Emilius Alfonsus Anthonius	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Medendorp, Paul Kerst	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	Germany
Raué, Hendrik Herman	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Verstegen, Onno Wim	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Executive Director	Executive Director	The Netherlands
Holsboer, Jan Hendrik	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Kottman, René Herman Philip Willem	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Hartman, Peter Frans	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Boumeester, Pamela Gertrude	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Haars, Jan Gerard	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Fischer, Eric Jacob	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands
Moss, Andrew John	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	United Kingdom
Regan, Patrick Charles	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	United Kingdom
Van der Lecq, Sofia Gepke	Amstelplein 6, 1096 BC Amsterdam, The Netherlands	Supervisory Board Director	Supervisory Board Director	The Netherlands